
Mail Stop 3030

September 30, 2009

VIA U.S. MAIL and FACSIMILE

Mr. Robert S. Vaters
Chief Financial Officer
Orthofix International N.V.
7 Abraham de Veerstraat
Curacao
Netherlands Antilles

> RE: **Orthofix International N.V.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 12, 2009**
> **File No. 0-19961**

Dear Mr. Vaters:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

1. In future filings, please discuss the material terms of your commercialization and collaboration agreements. For example, we note the agreements with the Musculoskeletal Foundation and Intelligent Implant Systems, LLC mentioned on page 57.

2. Please tell us why you have not filed as exhibits the collaboration and commercialization agreements with the Musculoskeletal Foundation and Intelligent Implant Systems.

Deleveraging the Balance Sheet, page 5

3. In future filings, please revise to clarify, as disclosed on page 34, that your credit agreement, as amended, requires you to make mandatory prepayments.   Your disclosure in the front of the Form 10-K may otherwise be interpreted to suggest that you are making voluntary prepayments.

Item 1A. Risk Factors, page 24

4. In future filings, please expand the last risk factor on page 26 to disclose when the "current negotiations" began and disclose the status of the negotiations.

Legal Proceedings, page 37

5. We note that you have received several subpoenas which you believe are related to "the compensation of physician consultants and related matters." Please also tell us the degree to which you are certain, and the basis for your certainty, that the subpoenas relate to these matters. Please also describe for us in greater detail the nature of the underlying concerns regarding physician consultant compensation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

6. In future filings, please include a section that discloses the most important matters on which a company's executives focus in evaluating financial condition and operating performance and provide a context for the discussion and analysis of the

financial statements. When drafting the section for your Management's Discussion and Analysis of Financial Condition and Results of Operations, please carefully review the guidance in Release 34-48960 (December 19, 2003). A good overview should:

- be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results;
- include economic or industry-wide factors relevant to the company;
- provide insight into the material opportunities, challenges and risks on which the company's executives are most focused and the actions the company's executives are taking to address those opportunities, challenges and risks; and
- address other issues mentioned in the Release.

We note, for example, the themes and matters discussed in your February 12, 2009 earnings conference call.

Critical Accounting Policies and Estimates, page 44

7. Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management's judgments into accounting for goodwill, please consider disclosing the following in future filings:

- It appears to us from disclosures in Note 7 of your financial statements the fair value of your reporting units is determined using both the expected present value of future cash flows (income approach) and, to a lesser extent, comparable market indicators such as multiples of earnings measures (market approach). Please disclose each of the valuation methodologies used to value goodwill herein. Please include sufficient information in your revised future disclosures to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
- If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Liquidity and Capital Resources, page 55

8. We note, pursuant to the company's senior secured credit facility, that certain subsidiaries have restrictions on their ability to pay dividends or make intercompany loan advances. In future filings, please fully discuss, in Management's Discussion and Analysis, the nature and extent of such restrictions on your subsidiaries' net assets, the amount of those net assets, and the impact such restrictions have had and are expected to have on your ability to meet your cash obligations See Item 303(a) of Regulation S-K, including Instruction 6 thereof.

9. In future filings, please disclose your fixed charge coverage ratio and leverage ratio at the end of the period covered by your filing. Also, compare your ratios to the ratios in your credit agreement for the same period. In addition, disclose the range of the ratios through 2010 and thereafter.

10. In future filings, please disclose how you plan to be in compliance with the financial covenants of your credit agreement. For example, we note your leverage ratio of 3.60 mentioned on page 32 of your Form 10-Q for the quarter ended June 30, 2009 exceeds the 3.50 leverage ratio at September 30, 2009 mentioned on page 12 of the amended credit agreement filed as exhibit 10.19.

Financial Statements, pages F-6

11. We note the financial statements are not identified with the name of your company. In future filings, please properly identify all financial statements as yours or tell us why you do not believe it is necessary to do so.

Notes to the Consolidated Financial Statements, page F-10

Note 17. Contingencies, page F-33

12. We note as a result of numerous Blackstone litigious matters discussed herein you are submitting loss claims for indemnification from an escrow fund established in connection with the Blackstone merger agreement. We also note that as of December 31, 2008 and 2007, included in Other Current Assets is approximately $8.3 million and $2.1 million of escrow receivable balances related to the Blackstone matters described herein. Given your disclosures in this Note and elsewhere in the filing that a significant amount of your claims against the escrow

fund are being contested by the former shareholders of Blackstone, tell us your consideration of the collectability of the referenced escrow receivable balances. Specifically tell us and revise future filings to disclose why you believe the escrow receivable amounts recorded at each balance sheet date are valid and realizable assets.

Item 15. Exhibits and Financial Statement Schedules, page 64

13. We note that you did not attach any schedules to the credit agreement filed as exhibit 10.18. For example, we note that schedules 2.4 and 6.13 are missing. Please file as an exhibit the complete agreement.

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008

Item 11. Executive Compensation, page 9

Executive Compensation Philosophy, page 12

14. In future filings if an element of your compensation for named executive officers is materially different than the 50th percentile, provide discussion and analysis as to why.

Annual Incentive Program, page 13

15. We note that you do not disclose on pages 13 and 14 the amount of the targets or performance goals in order for your named executive officers to receive their non-equity incentive plan compensation. Please confirm that you will disclose all performance targets in future filings. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or goals, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

16. In future filings, please clarify as applicable how you determined the relative size of the "Bonus" mentioned in footnote 2 to your summary compensation table.

Long-Term Equity-Based Incentives, page 16

17. In future filings, please include as applicable substantive analysis and insight into how the compensation committee made its equity grant determinations with respect to each named executive officer. Refer to paragraph (b)(1)(v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the compensation committee determined the actual amount of the equity grant that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Form 10-Q for the Quarterly Period Ended June 30, 2009

General

18. Please tell us why you did not file as exhibits your agreements with the MBA Group and Novation mentioned in your April 15, 2009 and April 21, 2009 press releases.

Financial Information, page 3

Notes to the Condensed Unaudited Consolidated Financial Statements, page 6

Note 14. Restructuring Charges, page 14

19. We see that in the fourth quarter of 2008 you initiated a restructuring plan to improve operations and reduce costs at Blackstone and in connection therewith recorded net restructuring charges of $1.7 and $3.0 million, respectively, during the three and six months ended June 30, 2009. With respect to the referenced or any other restructuring activities, in future filings please provide footnote and Management's Discussion and Analysis disclosures that comply with the guidance in SFAS 146 and SAB Topic 5 (P)(4).

Sales by Business Segment, page 24

20. In future filings, clarify why you have a limited market release of your new product. We note the last sentence of the first paragraph of this section and the last sentence on page 27.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements. Please contact Tom Jones at (202) 551-3602 or Daniel Morris at (202) 551-3314 if you have questions on any other comments.

Sincerely,

Jay Webb
Reviewing Accountant